UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Regarding Revisions to Forecast Results for the Fiscal Year Ending March 2007 by

Consolidated Subsidiary (Mitsubishi UFJ NICOS Co., Ltd.)

Tokyo, April 13, 2007 — Mitsubishi UFJ NICOS Co., Ltd. a consolidated subsidiary of Mitsubishi UFJ Financial Group, Inc., has decided to revise its forecasts announced on January 29, 2007 for their results for the fiscal year ending March 2007 (April 1, 2006 to March 31, 2007). Details are provided in the attached document.

This event is not expected to have any material effect on MUFG’s previously announced business forecast for the fiscal year ending March 2007.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

Press Release

Mitsubishi UFJ NICOS Co., Ltd.

Revisions to Forecast Results (consolidated and non-consolidated)

for the Fiscal Year to March 2007

Tokyo, April 13, 2007 — In consideration of recent trends in our business results, at a board of directors meeting held April 13, 2007, it was decided to revise our forecasts for business results announced on January 29, 2007 for the fiscal year ending March 2007 (April 1, 2006 to March 31, 2007). The revisions are as follows:

1. Revised results forecasts for the fiscal year April 1, 2006 to March 31, 2007

(1) Consolidated

	(million yen)
	Net sales	Ordinary income	Net income
Previous forecast (A)	368,000	34,000	-42,000
Revised forecast (B)	368,000	20,500	-52,000
Difference (B – A)	0	-13,500	-10,000
Percentage change (%)	0.0	-39.7%	—
Reference: Results for fiscal year to March 31, 2006	320,876	61,292	19,622

(2) Non-consolidated

	(million yen)
	Net sales	Ordinary income	Net income
Previous forecast (A)	349,000	35,000	-36,000
Revised forecast (B)	348,500	26,000	-45,000
Difference (B – A)	-500	-9,000	-9,000
Percentage change (%)	-0.1	-25.7%	—
Reference: Results for fiscal year to March 31, 2006	299,020	59,316	19,110

2. Reasons for revised forecasts

Based on ‘The Japanese Institute of Certified Public Accountants’ ‘Treatment by Auditors of Allowances for Losses on Repayment of Interest by Consumer Finance Companies’, from the interim period of the fiscal year to March 2007 we have accounted for allowances for bad debts and reserves for losses on repayment of interest. However, in consideration of trends in claims for repayment of interest in recent months we have upwardly revised our estimates of the amount and required period of allowances for bad debts and reserves for losses on repayment of interest. As a result, our forecast for ordinary income has been lowered by ¥13.5 billion to ¥20.5 billion on a consolidated basis, and by ¥9.0 billion to ¥26.0 billion on a non-consolidated basis.

Further, due to these reduced forecasts, our net income forecast for the fiscal year has been lowered by ¥10.0 billion to ¥-52.0 billion on a consolidated basis and by ¥9.0 billion to ¥-45.0 billion on a non-consolidated basis.

(Points for consideration regarding results forecasts)

The above forecasts have been made based on information available at the time of this announcement. Actual results may differ from forecasts owing to a variety of factors.

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Contact:

Mitsubishi UFJ NICOS Co., Ltd. Investor Relations Office	Satoshi Udagawa	(81-3-3811-3111)